                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                          SAN JUAN BASIN ROYALTY TRUST
           --------------------------------------------------------
                                (Name of Issuer)

                          UNITS OF BENEFICIAL INTEREST
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    798241105
           --------------------------------------------------------
                                 (CUSIP Number)

                               Michael S. Paquette
                            Senior Vice President and
                                   Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
           --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 13, 1999
           --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 79 8241105

-------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person


                Fund American Enterprises Holdings, Inc. ("FAEH")
                                   94-2708455


-------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member (a)
       of a Group (See Instructions)             ------------------------------

-------------------------------------------  (b) ------------------------------

-------------------------------------------------------------------------------

(3)    (SEC Use Only)

-------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)

-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization DELAWARE

-------------------------------------------------------------------------------


       Number of Shares         (7)   Sole Voting Power
       Beneficially Owned
       by Each Reporting        -----------------------------------------------
       Person With              (8)   Shared Voting Power
                                      4,144,876 Units of Beneficial Interest
                                      ("Units")
                                -----------------------------------------------
                                (9)   Sole Dispositive Power

                                -----------------------------------------------

                                (10)  Shared Dispositive Power
                                      4,144,876 Units of Beneficial Interest
                                      ("UNITS")

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,144,876 Units

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   Approximately 8.9%

-------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO
                                         CUSIP NO. 79 8241105

-------------------------------------------------------------------------------

(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person


                      Fund American Enterprises, Inc. ("FAE")
                                   04-3357154


-------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member (a)
       of a Group (See Instructions)             ------------------------------

-------------------------------------------  (b) ------------------------------

-------------------------------------------------------------------------------

(3)    (SEC Use Only)

-------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)

-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization DELAWARE

-------------------------------------------------------------------------------


       Number of Shares         (7)   Sole Voting Power
       Beneficially Owned
       by Each Reporting        -----------------------------------------------
       Person With              (8)   Shared Voting Power
                                      4,144,876 Units of Beneficial Interest
                                      ("Units")
                                -----------------------------------------------
                                (9)   Sole Dispositive Power

                                -----------------------------------------------

                                (10)  Shared Dispositive Power
                                      4,144,876 Units of Beneficial Interest
                                      ("UNITS")

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,144,876 Units

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   Approximately 8.9%

-------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

-------------------------------------------------------------------------------

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 10 TO SCHEDULE 13D ARE AMENDED
FROM THE FILING ON SCHEDULE 13D DATED DECEMBER 28, 1990 (THE "SCHEDULE 13D"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 13, 1992, AMENDMENT NO. 2
DATED NOVEMBER 6, 1992, AMENDMENT NO. 3 DATED APRIL 27, 1993, AMENDMENT NO.4 DATED JUNE 23, 1993, AMENDMENT NO. 5 DATED JULY 7, 1993, AMENDMENT NO. 6 DATED SEPTEMBER 2, 1993, AMENDMENT NO. 7 DATED DECEMBER 23, 1993, AMENDMENT NO. 8 DATED NOVEMBER 20, 1997 AND AMENDMENT NO. 9 DATED MARCH 25, 1999. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS
USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE
13D.

Item 4.  PURPOSE OF TRANSACTION.

         Consistent with FAEH's current strategy to redeploy its passive investment portfolio into operating businesses (or to pursue other opportunities), FAEH reserves the right to sell all or a portion of its Units at any time and from time to time depending upon market conditions and other factors affecting FAEH's evaluation of the value of the Units or its alternative uses of the proceeds from sales of the Units.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby replaced in its entirety:

         (a) & (b) The aggregate number of Units and the percentage of the outstanding Units owned by the indicated persons named in Item 2 is as follows:

                                                                          PERCENTAGE OF
                                              UNITS                           UNITS
                                          BENEFICIALLY                    BENEFICIALLY
                   PERSON                     OWNED                           OWNED
                  --------               --------------                  ----------------

                    FAEH                   4,144,876                          8.9%
                     FAE                   4,144,876                          8.9%


         FAEH shares voting power and dispositive power with FAE with respect to the 4,144,876 Units it holds indirectly through FAE.

         Other than as set forth above, neither FAEH or FAE, nor, to the best knowledge of FAEH or FAE, any other persons named in Item 2 beneficially owns any Units.

         (c) There have been no transactions by FAEH or FAE, or to the knowledge of FAEH or FAE, any of the persons listed on Schedule I attached hereto, in Units of Beneficial Interest effected during the past 60 days.

         (d)  None

         (e)  Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 19, 1999

                                 FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                 BY:
                                    --------------------------------------------
                                 Name:      Michael S. Paquette
                                 Title:     Senior Vice President and Controller



                                 FUND AMERICAN ENTERPRISES, INC.


                                 BY:
                                    --------------------------------------------
                                 Name:      Robert E. Snyder
                                 Title:     Secretary and Controller

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Insurance Company ("WMIC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA.

Name And                                                                               Present Principal
Business Address                            Office                                     Occupation Or Employment
----------------------                    ------------------------                     --------------------------
FAEH

Raymond Barrette                           Executive Vice President and                 Executive Vice President and
Fund American Enterprises                  Chief Executive Officer and                  Chief Executive Officer
   Holdings, Inc.                          Director of FAE
80 South Main Street
Hanover, NH 03755

John J. Byrne                              Chairman of the Board                        Chairman of the Board
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                           Director                                     President and Chief Executive
Centricut, LLC                                                                          Officer of Fecheimer Bros. Co.
2 Technology Drive, STE 3
West Lebanon, NH 03784

Reid T. Campbell                           Vice President                               Vice President
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.                       Director                                     Vice Chairman of Lehman
Lehman Brothers Inc.                                                                    Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                          Director                                     Chairman, President & Chief
Financial Security Assurance                                                            Executive Officer of
   Holdings Ltd.                                                                        Financial Security Assurance
350 Park Avenue                                                                         Holdings Ltd.
New York, NY 10022

Name And                                                                               Present Principal
Business Address                            Office                                     Occupation Or Employment
----------------------                    ------------------------                     --------------------------

George J. Gillespie, III                   Director                                     Partner in Cravath,
Cravath, Swaine & Moore                                                                  Swaine & Moore
825 Eighth Avenue
New York, NY 10019

K. Thomas Kemp                             President, Chief Executive                   President and Chief Executive
Fund American Enterprises                  Officer & Director of FAEH.                   Officer
   Holdings, Inc.                          Chairman of FAE
80 South Main Street
Hanover, NH 03755

Gordon S. Macklin                          Director                                     Retired
8212 Burning Tree Road
Bethesda, MD 20817

Frank A. Olson                             Director                                     Chairman of the Board & Chief
The Hertz Corporation                                                                   Executive Officer of The Hertz
225 Brae Boulevard                                                                       Corporation
Park Ridge, NJ 07656

Michael S. Paquette                        Sr. Vice President & Controller              Sr. Vice President & Controller
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

David G. Staples                           Vice President-Taxation                      Vice President-Taxation
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755


FAE

Raymond Barrette                           (see above)                                  (see above)
(see above)

Terry L. Baxter                            Director of FAE                              President of White
White Mountains                                                                         Mountains Holdings, Inc.
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Name And                                                                               Present Principal
Business Address                            Office                                     Occupation Or Employment
----------------------                    ------------------------                     --------------------------

K. Thomas Kemp                             (see above)                                  (see above)
(see above)

James H. Ozanne                            President and Director                       President
76 Olcott Drive, Suite L6
White River Jct, VT 05001

Robert E. Snyder                           Secretary & Controller                       Secretary & Controller
76 Olcott Drive, Suite L6
White River Jct, VT 05001


SCHEDULE II TO SCHEDULE 13D

         Sales of Units of San Juan Basin Royalty Trust by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.

         Sold By           Date               Number Sold         Unit Price
        --------         ---------         -----------------      -----------
         FAE              3/26/99              350,000               6.19
         FAE              3/29/99            1,000,000               6.00
         FAE              4/13/99              500,000               6.25
